UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February  2006.

Commission File Number ________________

NOVOGEN LIMITED
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary

Date 24 February, 2006

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER 2005

         Lodged with the ASX under Listing Rule 4.2A
This is a half yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December 2005

RESULTS FOR ANNOUNCEMENT TO THE MARKET
$‘000

Revenues from ordinary activities                       down    10.0%     to      8,637

Loss from ordinary activities after tax attributable
to members                                      up      34.0%    to     (6,547)

Loss from extraordinary items after tax attributable
to members                                      N/A      -      to     -

Net Loss for the period attributable to members              up    34.0%     to    (6,547)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Directors’ Report
31 December 2005

Directors’ report for the half-year 31 December, 2005

Your directors submit their report for the half-year ended 31 December, 2005.

Directors
The names and qualifications of the directors that held office during the half year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr PA Johnston, Chairman and Non-Executive Director - Dip Eng (Production)
Mr C Naughton, Managing Director - BEc, LLB
Professor GE Kelly Executive Director - BSc (Vet), BVSc, PhD (resigned 2 September, 2005)
Professor PJ Nestel AO, Non-Executive Director - MD, FTSE, FRACP, FAHA
Mr PB Simpson, Non-Executive Director - MPharm, PhC
Dr LC Read, Non-Executive Director - BAgSc (Hons), PhD, FTSE
Mr G Leppinus, Non-Executive Director - BEc, FCA

Review of operations

Cash Resources
At the end of December 2005, the Company had $42.4 million in cash resources available to fund the drug development program and for ongoing business requirements.

During the six months ended 31 December, 2005 the Company received $0.7 million from the exercise of options, issued under the staff option plan.

Net Loss
The net loss attributable to members, after allocating outside equity interests, increased by $1.66 million or 34% to $6.55 million in the six months ended 31 December, 2005 from a loss of $4.89 million in the previous corresponding period.

The net loss from ordinary activities after income tax for the consolidated group for the six months to 31 December, 2005 increased by $2 million to $7.3 million from $5.3 million for the same period last year. The increase in our net loss for the six months ended 31 December, 2005 was due to a decrease in net sales revenues of $0.9 million combined with an increase in selling and promotional expenses of $0.7 million, an increase of $0.3 million in research and development expenses and an increase of $0.1 million in other expenses, compared to the corresponding period last year.

Revenue
The Company earned revenue for the six months ended December 2005 of $8.6 million a decrease of $1.0 million from $9.6 million for the same period last year. The decrease in revenue was due to a decrease of $0.9 million in sales of consumer products which were $6.4 million for the six months to 31 December, 2005 down from $7.3 million for the same period last year. Revenues from non operating activities were $2.2 million for the six months ended 31 December, 2005, a decrease of $0.1 million from $2.3 million for the same period last year. Included in revenues from non operating activities were milestone royalty payments of approximately $0.7 million, due under a license agreement with Archer Daniels Midland Company (ADM) (licence transferred from “The Solae Company”) and $0.3 million, due under a licence agreement with Melbrosin. Interest on cash balances increased by $0.1 million to $0.8 million for the six months ended 31 December, 2005.

Sales in Australasia for the six months ended 31 December, 2005 were down $0.1 million to $2.4 million from $2.5 million for the same period last year. Sales in North

Novogen Limited
Directors’ Report
31 December 2005

America reduced by $0.7 million to $2.6 million for the six months down from $3.3 million for the same period last year. Sales revenue in North America was affected by a decline in the natural products market in the U.S. and increased competitive efforts from HRT suppliers to restore their market franchise. Sales in Europe of $1.4 million for the six months were the same as for the same period last year.

Expenses
Total expenses increased by $1.0 million to $15.9 million for the six months ended 31 December, 2005 from $14.9 million for the previous corresponding period. Cost of Goods Sold decreased by $0.1 million. The reduction in cost of goods sold due to reduced sales volumes were partially offset by an increase in production costs. Selling and promotion expenses were $0.7 million higher than for the same period last year representing increased advertising and promotional expenditure predominantly in Australia. The increase in expenditure reflects our efforts to develop the natural products market in order to set a platform for planned new product initiatives. Research and Development expenses increased by $0.3 million compared to the corresponding period last year. Research and development expenses increased in line with the expanded clinical development program. Administrative and Other Expenses increased by $0.4 million (excluding net currency gains/losses). The net loss was favourably affected by currency movements of $0.4 million in the six months ended 31 December, 2005 versus the previous corresponding period.

Corporate Developments
In September 2005, the Company announced that Glycotex, Inc., its US subsidiary had filed a registration statement with the Securities Exchange Commission for an initial public offering (I.P.O.) of its common stock units and listing on the Nasdaq National market.

In December 2005 the Company received SEC approval of the Glycotex, Inc. registration statement. This registration statement was withdrawn by the Company in January 2006 with the Company deciding to postpone the I.P.O. while Glycotex, Inc. further advances the development program for its wound healing and tissue repair product candidates.

In January 2006, the Company announced that Glycotex, Inc. appointed Dr Reinhard Koenig as chief executive officer and president. Following the appointment of Dr Koenig, Glycotex, Inc. will be headquartered in San Francisco.

The Company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and the Company has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.

Clinical Trial Developments
Major advances were made during the six months ended 31 December, 2005 and up to the date of this report.

The Company’s subsidiary, Marshall Edwards, Inc., announced in November 2005, plans for a Phase Ib/IIa clinical study of the investigational anti-cancer drug, phenoxodiol, in combination with docetaxel for women with recurrent ovarian cancer. The investigator-initiated clinical study will take place at the Yale University School of Medicine and is supported jointly by Sanofi-Aventis and Marshall Edwards, Inc.

Also in November 2005, the Company’s subsidiary, Marshall Edwards, Inc., announced that researchers from Yale University’s School of Medicine had reported a further update on results from a clinical study in women with early-stage cancer of the cervix and vagina. These data were presented at the International

Novogen Limited
Directors’ Report
31 December 2005

Conference on Molecular Targets and Cancer. The data, presented by Yale researchers indicates continuing confidence that the experimental drug phenoxodiol has the potential to change management options for this highly aggressive gynecological cancer.

Further data were presented in November 2005 at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia which showed that phenoxodiol significantly delays tumour progression in men suffering from late-stage hormone refractory prostate cancer.

In September 2005, the Company announced that a new cardiovascular drug, trans NV-04, had demonstrated significant reduction in blood pressure and reduced arterial stiffness in a Phase Ib human clinical trial. The trial was completed at the Baker Heart Research Institute in Melbourne, Australia.

In July, 2005 the Company announced the results of a Phase II clinical trial of its wound healing compound, Glucoprime, in venous stasis ulcers. The trial was conducted at two sites in Australia - Royal North Shore Hospital, Northern Metropolitan Area Health Service (Sydney) and Heidelberg Repatriation Hospital (Melbourne) by the Company’s subsidiary, Glycotex, Inc. Glucoprime was assessed for its effect on both the rate of wound closure and the degree of healing. Glucoprime promoted the rate at which wounds healed, with Glucoprime-treated ulcers having a greater rate (mm2 per day) of reduction in wound surface area compared to placebo-treated ulcers.

The Company announced in July 2005, that a new drug it has developed for the management of inflammatory bowel disease, code named NV-52, an anti-inflammatory compound, would enter the first stage of human clinical testing. A Phase I study is being conducted at the Gold Coast Hospital under the direction of clinical pharmacologist, Professor Laurie Howes.

Intellectual Property Development

During the six months ended 31 December, 2005, 6 patents were granted over the Company’s intellectual property. The areas with expanding patent cover include isoflavone formulation and uses, synthetic drug compounds and their use, and a novel food product.

Australia
Patent No. 2002238278          Dimeric Isoflavones

Sweden
Patent No. 0002286-3	Compositions and Methods for Protecting Skin from UV Induced Immunosuppression and Skin Damage

Israel
Patent No. 136784	Compositions and Methods for Protecting Skin from UV Induced Immunosuppression and Skin Damage
Patent No. 138129             Therapy of Estrogen-Associated Disorders

China
Patent No. 222038             Preparation of Isoflavones from Legumes

Czech Republic
Patent No. 295625             Therapeutic Methods and Compositions Involving Isoflavones

These grants bring the number of Company patents to 51.

Novogen Limited
Directors’ Report
31 December 2005

In January 2006, the Company announced that it had sought an injunction in the Netherlands seeking to immediately enforce its phytoestrogen extracts patent EP 0 656 786 B1 “Use of isoflavone phyto-oestrogen extracts of soy or clover” and that the Provisional Measures Judge in the Netherlands dismissed the request for an injunction to enforce the patent prior to the conclusion of the existing opposition proceedings that have been lodged in Europe to this granted patent. Novogen will appeal and seek the immediate enforcement of its granted patent.

Novogen believes there are very strong grounds for a successful appeal of the injunction proceedings and an appeal will be filed to seek an injunction to activate the prompt enforcement of the patent.

A counterclaim sought by the defendant in the injunction proceedings was also dismissed by the judge, confirming that Novogen is entitled to uphold its patent rights.

Dividends Paid or Recommended
The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2005.

Adoption of Australian Equivalents to IFRS
This interim financial report has been prepared under Australian equivalents to IFRS. A reconciliation of the differences between previous GAAP and Australian equivalents to IFRS has been included in Note 2 of this report.

Auditor's Independence Declaration
A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding
The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ C Naughton
Managing Director
Sydney, 23 February 2006

Novogen Limited
Auditor’s Independence Declaration
31 December 2005

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of Novogen Limited for the half year ended 31 December 2005, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

a)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b)	any applicable code of professional conduct in relation to the review.

/s/ BDO
[
BDO
Chartered Accountants

/s/ K R Reid

 K R REID
Partner

Dated Sydney, this 23rd day of February 2006

Novogen Limited
Condensed Income Statement
For the half-year ended 31 December 2005

	Notes	Consolidated
		2005	2004
		$'000	$'000
Revenue	3	8,637	9,592
Expenses	3	(15,890)	(14,883)
Finance costs		(13)	(35)

Loss before income tax		(7,266)	(5,326)

Income tax expense		-	(2)

Loss after tax from continuing operations		(7,266)	(5,328)

Loss for the period		(7,266)	(5,328)

Loss attributable to minority equity interest		719	443

Loss attributable to members of Novogen Limted		(6,547)	(4,885)

Basic and Diluted Earnings per share (cents)		(6.7)	(5.0)

The above condensed income statement should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Balance Sheet
For the half-year ended 31 December 2005

	Consolidated
	December	June
	2005	2005
	$'000	$'000
CURRENT ASSETS
Cash	42,396	47,260
Receivables	3,241	3,477
Inventories	5,746	5,488
Other	296	821
Total Current Assets	51,679	57,046

NON-CURRENT ASSETS
Inventories	3,888	4,580
Property, plant and equipment	5,349	5,859
Deferred offering costs	937	-
Total Non-Current Assets	10,174	10,439

TOTAL ASSETS	61,853	67,485

CURRENT LIABILITIES
Trade and other payables	5,340	5,501
Interest bearing liabilities	461	750
Provisions	632	474
Total Current Liabilities	6,433	6,725

NON-CURRENT LIABILITIES
Interest bearing liabilities	-	15
Provisions	146	253
Total Non-Current Liabilities	146	268

TOTAL LIABILITIES	6,579	6,993
NET ASSETS	55,274	60,492

EQUITY
Parent Entity Interest
Contributed equity	176,907	176,235
Reserves	(2,426)	(3,413)
Accumulated losses	(122,383)	(116,069)
Total parent entity interest in equity	52,098	56,753

Total outside equity interest	3,176	3,739

TOTAL EQUITY	55,274	60,492

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Statement of Changes in Equity
For the half-year ended 31 December 2005

	Issued capital	Accumulated losses	Other reserves	Total	Outside equity interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2004	170,276	(104,972)	(449)	64,855	4,356	69,211
Options exercised (1)	995			995	77	1,072
less Outside Equity Interest	(77)			(77)		(77)
Loss for the period		(4,885)		(4,885)	(443)	(5,328)
Share of opening accumulated losses transferred to OEI due to issuance of further shares by subsidiary		10		10	(10)	-
Exchange differences on translation of foreign operations			(3,418)	(3,418)	(513)	(3,931)
Share-based payment expense		195		195		195
At 31 December 2004	171,194	(109,652)	(3,867)	57,675	3,467	61,142

At 1 July 2005	176,235	(116,069)	(3,413)	56,753	3,739	60,492
Options exercised (2)	672			672		672
Loss for the period		(6,547)		(6,547)	(719)	(7,266)
Exchange differences on translation of foreign operations			987	987	156	1,143
Share-based payment expense		233		233		233
At 31 December 2005	176,907	(122,383)	(2,426)	52,098	3,176	55,274

(1) - during the period 45,359 Novogen Limited shares and 90,000 Glycotex, Inc. shares (which amounts to 630,000 shares following the Glycotex share split  29 November, 2005) were issued following the exercise of options.

(2) - during the period 201,982 Novogen Limited shares were issued following the exercise of options.

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Cash Flow Statement
For the half-year ended 31 December 2005

	Consolidated
	2005	2004
	$'000	$'000
Cash flows from operating activities
Receipts from customers	6,679	7,035
Payments to suppliers and employees	(14,658)	(14,290)
Interest received	799	552
Interest paid	(13)	(35)
Grants received/(repaid)	(33)	152
Income tax paid	-	(2)
Royalty Received	944	32
Goods and services tax (paid)/refunded	(34)	49

Net cash flows used in operating activities	(6,316)	(6,507)

Cash flows from investing activities
Acquisition of property, plant and equipment	(178)	(235)
Proceeds from sale of plant and equipment	10	-

Net cash flows used in investing activities	(168)	(235)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	672	994
Repayment of borrowings	(303)	(352)

Net cash flows from financing activities	369	642

Net decrease in cash held	(6,115)	(6,100)
Add opening cash brought forward	47,260	58,431
Effect of exchange rate changes on opening cash	1,251	(4,303)

Closing cash carried forward	42,396	48,028

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 1. Basis of preparation of the half-year financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Novogen Limited as at 30 June, 2005, which was prepared based on the Australian Accounting Standards applicable before 1 January, 2005 (AGAAP).

As this is the first interim financial report prepared under Australian equivalents to IFRS, the accounting policies applied are inconsistent with those applied in the 30 June, 2005 annual report as this report was presented under previous Australian GAAP. Accordingly, a summary of the significant accounting policies under Australian equivalents to IFRS has been included below. A reconciliation of equity and profit and loss between previous GAAP and Australian equivalents to IFRS has been prepared per Note 2.

It is also recommended that the half-year financial report be considered together with any public pronouncements made by Novogen Limited and its controlled entities during the half-year ended 31 December, 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of accounting
This half-year financial report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards including AASB 134 “Interim Financial Reporting”, the Corporations Act 2001 and Chapter 4 ASX Listing Rules.

The half-year report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half- year financial report, the half-year has been treated as a discrete reporting period.

Principles of consolidation

The consolidated financial statements are those of the economic entity, comprising Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in this financial report as the economic entity or Group.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits or losses arising from intra-group transactions, have been eliminated in full.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Where a subsidiary makes a new issue of capital subscribed by outside equity interests, the benefit

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

accruing to the parent entity, due to dilution of outside equity interests on subscription, is reflected as capital in the Group.

Foreign currency

Functional Currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars (A$) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc. where the functional currency is U.S. dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the income statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Receivables

Receivables are recognised and carried at original invoice value less a provision for any uncollectible debts. Debts, which are known to be uncollectible, are written off when identified. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Repayment terms are generally 30 days.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials - purchase cost on a first-in-first-out basis; and
•	Finished goods and work-in-progress - cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Property, plant & equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity.

Major depreciation periods are:
                            Buildings                   8 - 20 years
    Plant and equipment           2.5-10 years
    Leasehold improvements       the lease term

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Lease payments are allocated between interest expense and reduction of the lease liability with the interest expense, calculated using the interest rate implicit in the lease, charged directly against income.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Intangible assets

Patents and Trademarks
Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond reasonable doubt, to exceed these costs.

Research and development

Costs incurred on research and development projects are expensed as incurred, unless future recoverability can be reasonably regarded as assured. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables are unsecured and generally have repayment terms of 30 days.

Payables to related parties are carried at the principal amount.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when goods have been dispatched to a customer pursuant to a sales order and invoice.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Interest
Interest revenue is recognised when control of a right to receive consideration for the investment in assets has been attained.

Grant income

Grant income is recognised when the control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.

Royalties

Royalty revenue is recognised in accordance with the substance of the relevant agreement.

Taxes

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Tax consolidation

Novogen Limited and all its Australian resident wholly-owned subsidiaries have implemented the tax consolidation legislation for the whole financial year. Novogen Limited is the head entity in the tax consolidated group. Novogen Limited assumes all the current tax liabilities and the deferred tax assets arising from unused tax losses for the tax consolidated group.

Employee benefits

Wages, salaries, and annual leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees' services up to that date.

Long service leave
The amounts expected to be paid to employees for their pro-rata entitlement to long service leave, including 'on-costs', are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash out flows, the interest rates attaching to Government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Share option plans

The Group provides benefits to employees in the form of share-based payments (equity-settled transactions).

The cost of these share-based payments is measured by reference to the fair value at the date at which they are granted. This cost is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The cumulative expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

No expense is recognised for awards that do not ultimately vest.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members adjusted for the tax effect of preference dividends and preference shares classified as equity, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Deferred offering costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 2. First-time adoption of Australian equivalents to International Financial Reporting Standards (AIFRS)

(a) Reconciliation of total equity presented under AGAAP to that under AIFRSs
	Consolidated Entity
	30-Jun-05	31-Dec-04	1-Jul-04
	$'000	$'000	$'000
Notes
Total equity under AGAAP	60,492	61,142	69,211

Total equity under AIFRSs	60,492	61,142	69,211

(b) Reconciliation of accumulated losses presented under AGAAP to that under AIFRSs

			Consolidated Entity
			30-Jun-05	31-Dec-04	1-Jul-04
			$'000	$'000	$'000
	Notes
Accumulated losses under AGAAP			(116,069)	(109,652)	(104,972)
Share-based payment offset	(i	)	389	195	215
Share-based payment expense			(389)	(195)	(215)
Accumulated losses under AIFRSs			(116,069)	(109,652)	(104,972)

(c) Reconciliation of loss after tax presented under AGAAP to that under AIFRSs

		Consolidated Entity
		Year ended	Half-year ended
		30-Jun-05	31-Dec-04
	Notes	$'000	$'000

Loss after tax as previously reported under AGAAP		(12,281)	(5,133)
Share-based payment expense	(i)	(389)	(195)
Loss after tax under AIFRSs		(12,670)	(5,328)

(i) Share-based payments must now be expensed under AIFRSs, AASB 2: Share-Based Payments. Various options were granted to employees. These options vest after 1 January 2005. The retrospective adjustment on 1 July 2004 amounting to $215,000 has no impact on profit or equity. However, the share-based payment expensed under AIFRSs (not expensed under AGAAP) results in a reduction in profits for the half-year ended 31 December, 2004 and the financial year ended 30 June, 2005 of $195,000 and $389,000 respectively, but no change in equity.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 3. Revenue and expenses

	Consolidated
	2005	2004
	$'000	$'000
Revenue

Revenue from the sale of goods	6,425	7,277

Interest - other persons/corporations	762	652
Grants received	(33)	152
Royalties received	1,033	1,140
Other revenue	450	371
	2,212	2,315

Total revenue	8,637	9,592

	Consolidated
	2005	2004
	$'000	$'000
Expenses
Cost of goods sold	(2,311)	(2,397)
Shipping and handling expenses	(245)	(224)
Selling and promotion expenses	(4,586)	(3,858)
Research & development expenses	(4,908)	(4,617)
Administration expenses
Administration - Net currency (losses)	(2)	(371)
Administration - other expenses	(3,423)	(3,183)
Other expenses	(415)	(233)

	(15,890)	(14,883)

Borrowing costs	(13)	(35)

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(407)	(514)
Buildings	(145)	(145)
Leasehold improvements	(2)	(33)

Amortisation of non-current assets
Plant and equipment under lease	(135)	(190)

Total depreciation and amortisation expenses	(689)	(882)

Expense of share-based payments	233	195

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 4. Contingent assets and liabilities

Since the last annual reporting date, there has been no material change in any contingent assets.

The parent company entered into a Guarantee Agreement as at December 6, 2005 to guarantee the payment obligations of Glycotex, Inc. for any loss, damage or liability asserted against Dr Koenig in his capacity as an officer and director of Glycotex, Inc. in relation to any registration statement which is the subject of Registration Statement on Form S-1 Registration Statement No. 333-128212 to the extent that Glycotex, Inc. or any insurer there-of shall fail to pay. Refer to Note 7 - “Events after balance sheet date”.

Since the last annual reporting date, there has been no other material change in any contingent liabilities.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 5. Segment information

Segment Accounting Policies
The Group generally accounts for inter-company sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Primary Segment

Geographical Segments	Australia/NZ		North America		Europe		Elimination		Consolidated (continuing operations)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to customers outside the consolidated entity	2,422	2,549	2,588	3,332	1,416	1,396	-	-	6,425	7,277
Other revenues from customers outside the consolidated entity	1,599	1,663	-	-	-	-	(149)	-	1,450	1,663
Intersegment Revenues	989	1,577	-	29	-	-	(989)	(1,606)	-	-

Total segment revenue	5,009	5,789	2,588	3,361	1,416	1,396	(1,138)	(1,606)	7,875	8,940

Unallocated revenue									762	652

Total Consolidated Revenue									8,637	9,592

Results
Segment result	(8,162)	(12,101)	(4,117)	3,349	(277)	374	5,302	3,087	(7,253)	(5,291)

Unallocated expenses									(13)	(35)

Consolidated entity loss before income tax									(7,266)	(5,326)

Income tax expense									-	(2)

Net loss									(7,266)	(5,328)

Note 6. Net tangible assets per share

NET TANGIBLE ASSETS PER SHARE
	Consolidated
	2005	2004

Net tangible asset backing per share	$0.57	$0.63

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2005

Note 7. Events after balance sheet date

On 18 January, 2006 the Company’s US subsidiary, Glycotex, Inc., withdrew its Form S-1 Registration Statement from the Securities Exchange Commission postponing the initial public offering of its common stock units. Glycotex wishes to further advance the development program for its wound healing and tissue repair product candidates. Costs associated with this listing of $937,000 have been held as a non-current asset on the balance sheet as at 31 December, 2005. These costs will now be expensed in the next reporting period.

Novogen Limited
Directors’ Declaration
31 December 2005

Financial report for the half-year ended 31 December 2005

The Directors declare that the financial statements and notes as set out on pages 7 to 21:

(a) comply with Accounting Standards, the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Company Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ C Naughton

C Naughton
Managing Director
Sydney, 23 February, 2006

Novogen Limited
Independent Review Report
31 December 2005

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF NOVOGEN LIMITED

Scope

We have reviewed the financial report comprising the Income Statement, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes and Directors' Declaration of Novogen Limited for the half-year ended 31 December 2005. The disclosing entity’s directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity’s personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Novogen Limited
Independent Review Report
31 December 2005

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the disclosing entity’s financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

/s/ BDO
/s
B
BDO
Chartered Accountants
[
/s/ K R Reid
K R REID
Partner

Dated Sydney, this 23rd day of February 2006